Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation reports third quarter 2008 results

     <<
     THIRD QUARTER OVERVIEW

     - EBITDAR of $346 million, including EBITDAR of $355 million at Air
       Canada.
     - Operating income of $105 million.
     - Net loss of $135 million.
     - ACE cash of $824 million at September 30, 2008.
     >>

     MONTREAL, Nov. 11 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported EBITDAR(1) of $346 million for the third quarter of 2008.
     Air Canada reported EBITDAR of $355 million for the quarter, a decrease of $206 million from the third quarter 2007.
     ACE recorded operating income of $105 million for the quarter. Air Canada reported operating income of $112 million for the quarter, a decrease of $239 million from the third quarter 2007.
     ACE recorded a net loss of $135 million for the third quarter of 2008.
     The deterioration in operating results was mainly due to unprecedented high fuel prices during the third quarter, combined with the effects of an uncertain global economy on Air Canada's results. Air Canada is the primary remaining aviation interest held by ACE.
     In addition, the net loss in the current quarter included Air Canada's mark-to-market losses on financial instruments, consisting primarily of fuel hedge contracts, of $93 million and net foreign exchange losses of $87 million due to a weaker Canadian dollar versus the US dollar.
     ACE's unconsolidated cash amounted to $824 million at September 30, 2008.
     "We continue to actively explore options for our 75 per cent interest in
Air Canada to maximize value for our shareholders," said Robert Milton,
Chairman, President and Chief Executive Officer, ACE Aviation Holdings Inc.
     "We are also actively exploring options for ACE's capital structure, including its convertible preferred shares," concluded Mr. Milton.

     (1) Non-GAAP Measures

     EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation, amortization and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's Third
Quarter 2008 Management's Discussion and Analysis (MD&A) for a reconciliation of EBITDAR to operating income (loss).
     For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     ---------------------------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United
States and, in particular, those identified in the Risk Factors section of
ACE's 2007 MD&A dated February 7, 2008 and in section 11 of ACE's Third
Quarter 2008 MD&A dated November 11, 2008. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

     <<
                      Consolidated Statement of Operations

                               -----------------------------------------------
     Unaudited
     (Canadian dollars in         Three Months Ended      Nine Months Ended
      millions except                 September 30           September 30
      per share figures)           2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Operating revenues
       Passenger               $  2,766    $  2,660    $  7,531    $  7,148
       Cargo                        139         132         402         407
       Other                        170         230         651         751
     -------------------------------------------------------------------------
                                  3,075       3,022       8,584       8,306
     -------------------------------------------------------------------------

     Operating expenses
       Wages, salaries and
        benefits                    479         558       1,462       1,882
       Aircraft fuel              1,064         716       2,627       1,938
       Aircraft rent                 67          66         199         261
       Airport and navigation
        fees                        275         284         771         783
       Aircraft maintenance         127          85         502         348
       Communications and
        information technology       69          71         214         216
       Food, beverages and
        supplies                     86          88         244         252
       Depreciation,
        amortization and
        obsolescence                174         147         514         442
       Commissions                   54          54         154         164
       Capacity purchase with
        Jazz                        243         234         711         310
       Special charge for
        labour restructuring          -           -           -          15
       Other                        332         379       1,110       1,288
     -------------------------------------------------------------------------
                                  2,970       2,682       8,508       7,899
     -------------------------------------------------------------------------

     Operating income before
      under-noted item              105         340          76         407

     Provision for cargo
      investigations                  -           -        (125)          -
     -------------------------------------------------------------------------
     Operating income (loss)        105         340         (49)        407
     -------------------------------------------------------------------------
     Non-operating income
      (expense)
       Interest income               19          25          67          86
       Interest expense             (87)        (96)       (270)       (315)
       Interest capitalized           6          24          31          88
       Gain on assets                 -           2         961          27
       Gain (loss) on financial
        instruments recorded
        at fair value               (93)         (2)         60          26
       Equity and other
        investment income (loss)    (19)         27          (2)         54
       Other                         (1)         (7)         (2)         (8)
     -------------------------------------------------------------------------
                                   (175)        (27)        845         (42)
     -------------------------------------------------------------------------

     Income (loss) before
      the following items           (70)        313         796         365

     Non-controlling interest        30         (69)         62        (148)
     Foreign exchange gain (loss)   (87)        104        (128)        295
     Provision for income taxes
       Current                       (1)        (10)         (2)        (16)
       Future                        (7)       (114)       (215)       (226)
     -------------------------------------------------------------------------
     Income (Loss) for the
      period                   $   (135)   $    224    $    513    $    270
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Income (Loss) per share
       Basic                   $  (3.86)   $   2.17    $  10.26    $   2.61
     -------------------------------------------------------------------------
       Diluted                 $  (3.86)   $   1.84    $   7.43    $   2.48
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

                  Consolidated Statement of Financial Position

                                                ------------------------------
     Unaudited                                     September 30 December 31
     (Canadian dollars in millions)                        2008        2007
     -------------------------------------------------------------------------

     ASSETS
     Current
       Cash and cash equivalents                       $  1,321    $  2,300
       Short-term investments                               617         839
     -------------------------------------------------------------------------
                                                          1,938       3,139
     -------------------------------------------------------------------------

       Restricted cash                                       82         124
       Accounts receivable                                  986         793
       Aircraft fuel inventory                               94          98
       Fuel derivatives                                      12          68
       Prepaid expenses and other current assets            134         182
       Future income taxes                                    -         200
     -------------------------------------------------------------------------
                                                          3,246       4,604

     Property and equipment                               7,463       7,925
     Intangible assets                                      669         647
     Deposits and other assets                              548         578
     -------------------------------------------------------------------------
                                                       $ 11,926    $ 13,754
     -------------------------------------------------------------------------

     LIABILITIES
     Current
       Accounts payable and accrued liabilities        $  1,391    $  1,249
       Advance ticket sales                               1,452       1,300
       Current portion of long-term debt and
        capital leases                                      408         686
     -------------------------------------------------------------------------
                                                          3,251       3,235
     -------------------------------------------------------------------------

     Long-term debt and capital leases                    4,245       4,006
     Convertible preferred shares                           200         182
     Future income taxes                                     50          50
     Pension and other benefit liabilities                1,460       1,824
     Other long-term liabilities                            367         483
     -------------------------------------------------------------------------
                                                          9,573       9,780
     -------------------------------------------------------------------------

     Non-controlling interest                               695         757

     SHAREHOLDERS' EQUITY
       Share capital and other equity                       307         450
       Contributed surplus                                  164         504
       Retained earnings                                  1,233       2,209
       Accumulated other comprehensive income (loss)        (46)         54
     -------------------------------------------------------------------------
                                                          1,658       3,217
     -------------------------------------------------------------------------

                                                       $ 11,926    $ 13,754
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

           Consolidated Statement of Changes in Shareholders' Equity

                                     -----------------------------------------
                                               Nine                    Nine
                                             Months        Year      Months
                                              Ended       Ended       Ended
     Unaudited                            September    December   September
     (Canadian dollars                           30          31          30
      in millions)                             2008        2007(x)     2007(x)
     -------------------------------------------------------------------------
     Share capital
     Common shares, beginning of
      period                               $    243    $    533    $    533
       Repurchase and cancellation of
        common shares                          (180)          -           -
       Distributions of Aeroplan units            -        (306)       (354)
       Distributions of Jazz units                -         (70)        (72)
       Issue of shares through stock
        options exercised                        37          86          22
     -------------------------------------------------------------------------
     Total share capital                        100         243         129
     Other equity
       Convertible preferred shares             117         117         117
       Convertible senior notes                  90          90          92
     -------------------------------------------------------------------------
     Total share capital and other equity       307         450         338
     -------------------------------------------------------------------------

     Contributed surplus
       Balance, beginning of period             504          25          25
       Repurchase and cancellation of
        common shares                          (329)          -           -
       Fair value of stock options
        recognized as compensation
        expense                                  (4)         25          12
       Fair value of exercised stock
        options to share capital                 (7)        (29)          -
       Aeroplan negative investment               -         483         483
     -------------------------------------------------------------------------
     Total contributed surplus                  164         504         520
     -------------------------------------------------------------------------

     Retained earnings
       Balance, beginning of period           2,209         810         810
       Repurchase and cancellation of
        common shares                        (1,489)          -           -
       Cumulative effect of adopting
        new accounting policies                   -           5           5
       Repair schemes and Non-compete
        agreement                                 -          (4)          -
     -------------------------------------------------------------------------
                                                720         811         815
       Net income for the period                513       1,398         270
     -------------------------------------------------------------------------
     Total retained earnings                  1,233       2,209       1,085
     -------------------------------------------------------------------------

     Accumulated other comprehensive
      income (loss)
       Balance, beginning of period              54           -           -
       Cumulative effect of adopting new
        accounting policies                       -          (7)         (7)
       Other comprehensive income (loss)       (100)         61           2
     -------------------------------------------------------------------------
     Total accumulated other
      comprehensive income (loss)               (46)         54          (5)
     -------------------------------------------------------------------------
     Total retained earnings and
      accumulated other comprehensive
      income                                  1,187       2,263       1,083
     -------------------------------------------------------------------------

     Total shareholders' equity            $  1,658    $  3,217    $  1,938
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

                Consolidated Statement of Comprehensive Income

                                ----------------------------------------------
     Unaudited                    Three Months Ended      Nine Months Ended
     (Canadian dollars in             September 30           September 30
      millions                     2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Comprehensive income
     Net income (loss) for the
      period                   $   (135)   $    224    $    513    $    270
     Other comprehensive income
      (loss), net of taxes:
       Net change in unrealized
        loss on US Airways
        securities                    -           -           -          (8)
       Reclassification of
        realized gains on US
        Airways securities to
        income                        -          (4)          -         (11)
       Net change in unrealized
        gain on Jazz Air Income
        Fund                          -           -          65           -
       Reclassification of net
        realized gains on Jazz
        Air Income Fund to
        income                        -           -         (65)          -
       Net change in unrealized
        gain on Aeroplan Income
        Fund                          -           -         331           -
       Reclassification of net
        realized gains on
        Aeroplan Income Fund to
        income                        -           -        (331)          -
       Net (loss) gains on fuel
        derivatives under hedge
        accounting                 (244)         11          29          25
       Reclassification of net
        realized (gains) losses
        on fuel derivatives to
        income                      (44)         (3)       (129)          7
       Unrealized loss on
        translation of self-
        sustaining operation
        (net of nil tax)              -          (4)          -         (11)
     -------------------------------------------------------------------------
                                   (288)          -        (100)          2
     -------------------------------------------------------------------------
     Total comprehensive
      income (loss)            $   (423)   $    224    $    413    $    272
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         ww.sec.gov/edgar.shtml.

                      Consolidated Statement of Cash Flows

                                ----------------------------------------------
     Unaudited                    Three Months Ended      Nine Months Ended
     (Canadian dollars in             September 30           September 30
      millions                     2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Cash flows from (used for)

     Operating
       Income (loss) for the
        period                 $   (135)   $    224    $    513    $    270
       Adjustments to
        reconcile to net cash
        from operations
         Depreciation,
          amortization and
          obsolescence              174         147         514         442
         Gain on disposal of
          assets                      -          (2)       (961)        (27)
         Foreign exchange loss
          (gain)                    102        (139)        103        (326)
         Future income taxes          7         114         215         226
         Excess of employee
          future benefit
          funding over expense     (150)        (32)       (232)       (170)
         Provision for cargo
          investigations              -           -         125           -
         Non-controlling
          interest                  (30)         69         (62)        139
         Financial instruments
          and other                 141          15         (40)         23
         Changes in non-cash
          working capital
          balances                 (374)       (273)          6          (7)
     -------------------------------------------------------------------------
                                   (265)        123         181         570
     -------------------------------------------------------------------------

     Financing
       Issue of common shares         -           2          30          21
       Repurchase and
        cancellation of common
        shares                        -           -      (1,998)          -
       Aircraft related borrowings    -         449         313       1,093
       Distributions paid to non-
        controlling interest          -           -           -         (61)
       Reduction of long-term debt
        and capital lease
        obligations                 (67)       (138)       (709)       (305)
       Other                          -          (1)          -          (2)
     -------------------------------------------------------------------------
                                    (67)        312      (2,364)        746
     -------------------------------------------------------------------------

     Investing
       Short-term investments       226         124         222         (15)
       Proceeds from sale of
        Aeroplan units                -           -         692           -
       Proceeds from sale of
        Jazz units                    -           -         182           -
       Exercise of ACTS Aero
        put option                    -           -         (19)          -
       Proceeds from escrow
        related to sale of ACTS       -           -          40           -
       Proceeds from sale of
        other assets                  -          32          27          77
       Proceeds from sale-
        leaseback transactions        -           -         708           -
       Additions to capital
        assets                     (105)       (612)       (733)     (1,787)
       Deconsolidation of
        Aeroplan cash                 -           -           -        (231)
       Deconsolidation of
        Jazz cash                     -           -           -        (138)
       Acquisition of Aeroman,
        net of cash                   -           -           -         (53)
       Other                         51         (42)         85         (45)
     -------------------------------------------------------------------------
                                    172        (498)      1,204      (2,192)
     -------------------------------------------------------------------------

     Decrease in cash and cash
      equivalents                  (160)        (63)       (979)       (876)
     Cash and cash equivalents,
      beginning of period         1,481       1,041       2,300       1,854
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period            $  1,321    $    978    $  1,321    $    978
     -------------------------------------------------------------------------

     Cash payments of interest $     68    $     59    $    222    $    190
     -------------------------------------------------------------------------
     Cash (recoveries)
      payments of income taxes $     (1)   $      3    $      2    $     12
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.
     >>
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:00e 11-NOV-08